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                          Senior Care Industries, Inc.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117




November 26, 2001

VIA EDGAR

Andrew J. Brady
Special Counsel
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 0409
Washington, DC 20549-0303

Re: Senior Care Industries, Inc.
    CIK: 0001095175
    Form S-4/A filed September 26, 2001
    SEC File No. 333-64288
    Schedule TO-T/A filed September 26, 2001
    SEC File No. 5-61573

Dear Mr. Brady:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Senior Care Industries, Inc. [The "Registrant"] hereby applies for an order granting the immediate withdrawal of its registration statement on Form S-4 together with all exhibits thereto, Commission File No. 333-64288 [the "Registration Statement"] which it had filed with the Commission on September 26, 2001. The Registrant hereby withdraws its Tender Offer filed on Form TO-T/A, Commission File No. 5-61573 also filed on September 26, 2001.

The Registration Statement registered certain shares of the Registrant's common stock and warrants which the Registrant expected to issue if it were successful in a tender offer to shareholders of Tri-National Development Corporation ["Tri-National"].

Since the filing of the Registration Statement in June, the underlying tender offer which originally had been friendly, turned hostile, Tri-National has filed for reorganization pursuant to Chapter 11 of the Bankruptcy Code [11 U.S.C.
Section 101, et seq.] and its asset base has deteriorated to a point where the only significant asset on Tri-National's consolidated financial statement is the Registrant's preferred stock. Another important factor was that formerly undisclosed massive issues of common stock had been made by current management of Tri-National during the last year. These stock issues were made without any explanation by management in Tri-National's Annual Report or in any subsequent filings with the Commission. These unexplained stock issues made it impossible for Senior Care to realize a tender of 51% of the stock in Tri-National without management cooperation since the stock was issued mainly to management and/or management controlled entities. Finally, this action was directly prompted by the indictment by State regulators of principals of New England International Surety, a guarantor of Tri-National debt. Senior Care management has concluded that Tri-National as a viable entity is so tainted and its stock is so watered down by management stock issues during the last year that it cannot be rehabilitated except through a formal reorganization by the Bankruptcy Court which eliminates current management, restructures debt and redefines stockholder equity.

Senior Care intends to take an active role in the formal reorganization process as a creditor of Tri-National and as the issuer of the Registrant's preferred stock which is Tri-National's only significant asset.

If you have any questions regarding the foregoing application for withdrawal, please contact Registrant, Senior Care Industries, Inc. by contacting its Chief Executive Officer, Mervyn A. Phelan, Sr. at 410 Broadway, 2nd Floor, Laguna Beach, CA 92651.

                                            Sincerely,
                                            Senior Care Industries, Inc.

                                            /s/ Mervyn A. Phelan, Sr.
                                            ------------------------------------
                                            Chief Executive Officer